UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2025 (Report No. 2)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On March 31, 2025, NLS Pharmaceutics Ltd, or the Company, filed a Form 6-K, or the Original 6-K, related to a private placement financing transaction in the amount of $3 million. This amendment on Form 6-K/A amends and restates the Original 6-K to add disclosure about a common share purchase warrant in the Offering (as defined below) and to add the common share purchase warrant as an exhibit.

Private Placement Financing Transaction in the amount of $3 million

On March 27, 2025, the Company entered into a securities purchase agreement, or the Securities Purchase Agreement, with three accredited investors. Pursuant to the terms of the Securities Purchase Agreement, the Company agreed to issue and sell to the investors, in a private placement offering, or the Offering, (i) 1,212,122 preferred shares, par value CHF 0.03 per share, or the Preferred Shares, with a conversion price of $1.65 per share, (ii) common share purchase warrants, or the Common Warrants, to purchase 787,879 common shares, par value CHF 0.03 per share, for aggregate gross proceeds of $2 million. The Common Warrants have a term of five years and have an exercise price of $1.80 per share. Pursuant to the terms of the Securities Purchase Agreement, the investors may purchase up to $1 million of additional Preferred Shares on identical terms as the initial closing, subject to the Company obtaining shareholder approval. The Offering closed on March 28, 2025.

The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the investor and customary indemnification rights and obligations of the parties. In addition, the Company agreed to issue the lead investor up to 435,000 preferred shares (or their equivalent) to compensate the investor for certain price protection issuances and registration obligations.

The initial closing of the Offering resulted in gross proceeds to the Company of to $2 million. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes, including for expenses relating to its merger with Kadimastem Ltd.

The securities are being offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, once issued, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

Committed Equity Facility of up to $25 million

On March 31, 2025, the Company entered into a Common Shares Purchase Agreement, or the Purchase Agreement, with an institutional investor, or the Investor, relating to a committed equity facility, or the Facility. Pursuant to the Purchase Agreement, the Company has the right from time to time at its option to sell to the Investor up to $25.0 million of its common shares, or the Common Shares, subject to certain conditions and limitations set forth in the Purchase Agreement.

Sales of the Common Shares to the Investor under the Purchase Agreement, and the timing of any sales, will be determined by the Company from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of the Common Shares and determinations by the Company regarding the use of proceeds of such Common Shares. The net proceeds from any sales under the Purchase Agreement will depend on the frequency with, and prices at which the Common Shares are sold to the Investor. The Company expects to use the proceeds from any sales under the Purchase Agreement for working capital and general corporate purposes.

Upon the initial satisfaction of the conditions to the Investor’s obligation to purchase Common Shares set forth in the Purchase Agreement, or the Commencement, including that a registration statement registering the resale by the Investor of the Common Shares under the Securities Act that may be sold to it by the Company under the Purchase Agreement, or the Initial Resale Registration Statement, is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, the Company will have the right, but not the obligation, from time to time at its sole discretion until the first day of the month next following the 36-month period from and after Commencement, to direct the Investor to purchase up to a specified maximum amount of Common Shares as set forth in the Purchase Agreement by delivering written notice to the Investor prior to the commencement of trading on any trading day. The purchase price of the Common Shares that the Company elects to sell to the Investor pursuant to the Purchase Agreement will be 95% of the volume weighted average price of the Common Shares during the applicable purchase date on which the Company has timely delivered written notice to the Investor directing it to purchase Common Shares under the Purchase Agreement.

In connection with the execution of the Purchase Agreement, the Company agreed to issue a pre-funded warrant, or the Pre-Funded Warrant, to purchase $250,000 in Common Shares to The Investor as consideration for its irrevocable commitment to purchase the Common Shares upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement. The Purchase Agreement contains customary registration rights, representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the Purchase Agreements were made only for purposes of the Purchase Agreements and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.

The Company has the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, upon 10 days’ prior written notice. No termination of the Purchase Agreement will affect the registration rights provisions contained within the Purchase Agreement, which will survive any termination of the Purchase Agreement.

This report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summary of the Securities Purchase Agreement, the Registration Rights Agreement, the Purchase Agreement, the Pre-Funded Warrant and the Common Warrant do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement, Registration Rights Agreement, the Purchase Agreement and the Pre-Funded Warrant which are attached as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 to this Report on Form 6-K and are incorporated herein by reference.

Press Release

On March 31, 2025, the Company issued a press release titled: “NLS Pharmaceutics and Kadimastem Announce Closing of $3 Million Equity Financing and $25 Million Equity Facility Agreement.” A copy of this press release is furnished herewith as Exhibit 99.5.

Safe Harbor Statement

This Report of Foreign Private Issuer on Form 6-K/A contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws, including statements related to the timing and completion of the Offering and the Purchase Agreement, the satisfaction of customary closing conditions related to the Offering and the intended use of proceeds therefrom and the satisfaction of customary closing conditions related to the Purchase Agreement. For example, the Company is using forward-looking statements when discussing the subsequent closing of the Offering. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

This Report on Form 6-K/A is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-284696, 333-284811, 333-282788, 333-262489, 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Document Description
99.1	Form of Securities Purchase Agreement, dated March 27, 2025, by and between NLS Pharmaceutics and the certain purchasers thereto. (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on March 31, 2025).
99.2	Form of Registration Rights Agreement (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed on March 31, 2025).
99.3	Common Shares Purchase Agreement, dated March 30, 2025, between NLS Pharmaceutics and the certain purchaser thereto (filed as Exhibit 99.3 to Form 6-K (File No. 001-39957) filed on March 31, 2025).
99.4	Form of Pre-Funded Warrant (filed as Exhibit 99.4 to Form 6-K (File No. 001-39957) filed on March 31, 2025).
99.5	Form of Common Warrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: April 4, 2025	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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